Avino Silver & Gold Mines Ltd.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701
Fax: (604) 682-3600
 www.avino.com, shares@avino.com

July 25, 2006
TSX-V Trading symbol: ASM
U.S. OTC BB symbol: ASGMF
Berlin & Frankfurt GV6

AVINO COMPLETES ACQUISITION OF
CIA MINERA MEXICANA DE AVINO S.V. DE C.A.

Avino Silver & Gold Mines Ltd. (the “Company”) has completed the previously announced acquisition of a further 39.25% equity interest in Cia Minera Mexicana de Avino S.V. de C.A. (“Cia Minera”), in consideration of the issuance of an aggregate of 3,164,702 common shares of the Company at a deemed value of $1.00 per share. The Company now owns 88.25% of the total issued shares of Cia Minera, which owns 100% of the Avino Mine. The common shares issued by the Company have resale restrictions until October 31, 2006.

The Company, founded in 1968, has established a long record of mining and exploration. The Company’s focus is the acquisition and exploration of top silver prospects throughout North America. Avino remains well funded with low debt.

On Behalf of the Board

“David Wolfin”
David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.